SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2004
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN
                                ----------------------------------
                                SHARES
                                ------

AMVESCAP PLC
IMMEDIATE RELEASE  13 AUGUST 2004
CONTACT:  ANGELA TULLY  TEL: 020 7065 3652



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company              AMVESCAP PLC

2) Name of shareholder having a major interest

   THE ESTATE OF CHARLES T. BAUER, deceased

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT STATED

5) Number of shares/amount of stock acquired           -

6) Percentage of issued class                          -

7) Number of shares/amount of stock disposed           NOT STATED

8) Percentage of issued class                          -

9) Class of security                                   25P ORDINARY SHARES

10)Date of transaction                                 NOT STATED

11)Date company informed                               12 AUGUST 2004

12)Total holding following this notification           BELOW 3%

13)Total percentage holding of issued class            BELOW 3%
   following this notification

14)Any additional information                          -

15)Name of contact and telephone number for queries

                  ANGELA TULLY
                  TEL: 020 7065 3652

16)Name and signature of authorised company official responsible for making this notification

                  A. TULLY
                  AMVESCAP PLC
                  ASSISTANT COMPANY SECRETARY

   Date of Notification                                 13 AUGUST 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  13 August, 2004                   By   /s/  ANGELA TULLY
      ---------------                      --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary